CUSIP NO. 31769Q-10-8                                         Page 1 of 12 Pages









                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                   Financial Services Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31769Q-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Donald R.A. Marshall
                     c/o Euro Brokers Investment Corporation
                       Two World Trade Center, Suite 8400
                            New York, New York 10048
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1996
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP NO. 31769Q-10-8                                         Page 2 of 12 Pages

1)   Name of Reporting Person                               Donald R.A. Marshall
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ ]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                       OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                       United States
--------------------------------------------------------------------------------
Number of                                   7) Sole Voting   1,428,947 shares of
Shares Beneficially                            Power         Common Stock,
Owned by Each                                                including shares
Reporting Person                                             issuable upon
                                                             exercise of
                                                             Warrants
                                            ------------------------------------
                                            8) Shared Voting
                                               Power                -0-
                                            ------------------------------------
                                            9) Sole Disposi- 1,428,947 shares of
                                               tive Power    of Common Stock,
                                                             including shares
                                                             issuable upon
                                                             exercise of
                                                             Warrants
                                            ------------------------------------
                                            10) Shared Dis-
                                                positive Power       -0-
                                            ------------------------------------
11)  Aggregate Amount Beneficially                           1,428,947 shares of
     Owned by Each Reporting Person                          Common Stock,
                                                             including shares
                                                             issuable upon
                                                             exercise of
                                                             Warrants
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------

13)  Percent of Class
     Represented by                                        14.4%

CUSIP NO. 31769Q-10-8                                         Page 3 of 12 Pages
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            IN

CUSIP NO. 31769Q-10-8                                         Page 4 of 12 Pages

                                  Schedule 13D

                  Donald R.A. Marshall (the "Reporting Person") hereby amends his Statement on Schedule 13D relating to the Common Stock, $.001 par value (the "Common Stock"), of Financial Services Acquisition Corporation, a Delaware corporation (the "Issuer"), dated August 16, 1996, as follows:

Item 1.   Security and Issuer.

The last sentence of the first paragraph is hereby deleted and replaced by the following:

         "The principal executive offices of the Issuer are located at Two World Trade Center, 84th floor, New York, New York 10048."

Item 2.  Identity and Background.

Paragraph (c) is hereby deleted and replaced by the following:

                           "(c) The present principal occupation of the Reporting Person is acting as a private investor and consultant."

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

The following two paragraphs are hereby inserted as additional paragraphs at the end of Item 6:

                           Pursuant to an agreement, dated November 19, 1996, among the Reporting Person, the Issuer and EBIC (the "Consultancy Agreement"), the Reporting Person resigned, with effect at the end of November 22, 1996 (the "Effective Date"), as an employee, officer and director of each of the Issuer, EBIC and their subsidiaries and agreed to serve as a consultant to EBIC for a period of three years from the Effective Date. Among other things, the Consultancy Agreement provides that the Issuer will use its reasonable best efforts during the one year period following the Effective Date to arrange for the private sale or sales, at mutually agreed prices, of up to 50% of the shares of Common Stock currently owned by the Reporting Person (and up to 50% of any shares of Common Stock received by the Reporting Person during such time upon exchange or exercise of Warrants currently owned by the Reporting Person). In addition, should the Reporting Person die while a key person life insurance policy (the "Policy") currently maintained by EBIC in the amount of approximately $9.3 million with

CUSIP NO. 31769Q-10-8                                         Page 5 of 12 Pages

         respect to the Reporting Person is in effect, the Consultancy Agreement obligates the Issuer (or its designee) to purchase (and the Reporting Person's estate to sell) all shares (the "Shares") of Common Stock beneficially owned by the Reporting Person at the time of his death (including shares previously transferred to a spouse, descendants or trusts), at a price (the "Price") equal to 50% of the after-tax proceeds of the Policy actually received by the Issuer; provided, however, that if such event were to occur after February 1, 1997 and the fair market value of the Shares at such time were to exceed the Price, the Issuer would be entitled to purchase (and the estate would be obligated to sell) only that number of the Shares as is equal to the quotient of the Price divided by such fair market value.

                           The foregoing is merely a summary of certain provisions of the Consultancy Agreement and is qualified in its entirety by reference to the full text of the Consultancy Agreement, a copy of which is attached hereto as Exhibit F and incorporated herein by reference."

Item 7.  Material to Be Filed as Exhibits.

The following document is hereby added as an additional exhibit:

                           "Exhibit F - Consultancy Agreement, dated November 19, 1996, by and among the Reporting Person, the Issuer and EBIC"

CUSIP NO. 31769Q-10-8                                         Page 6 of 12 Pages




                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       /s/ Donald R.A. Marshall
                                                       -------------------------
                                                           Donald R.A. Marshall

Dated:  December 13, 1996

CUSIP NO. 31769Q-10-8                                         Page 7 of 12 Pages






                                                                       EXHIBIT F
                                                                       ---------

                   Financial Services Acquisition Corporation

                                      * * *

                       Euro Brokers Investment Corporation

                                                               November 19, 1996

Mr. Donald R.A. Marshall
927 Mohawk Road
Franklin Lakes, NJ  07417

Dear Donald:

                  This letter, when signed by all parties, will confirm our agreement with respect to the changes in your employment and other relationships with each of Financial Services Acquisition Corporation ("FSAC") and Euro Brokers Investment Corporation (the "Company").

                  1. Termination of Existing Employment Agreement. The existing employment agreement between you and the Company, dated as of March 8, 1996 (the "Employment Agreement"), is hereby terminated by mutual agreement, effective as of the close of business on November 22, 1996 (the "Effective Date"). You hereby resign, effective as of the Effective Date, as an employee, officer and director of each of FSAC, the Company and their subsidiaries.

                  2. Term and Certain Services. From and after the Effective Date, and continuing through the third anniversary of the Effective Date (the "Term"), you agree to make yourself reasonably available from time to time on reasonable notice to consult and cooperate with and advise the Company with respect to such matters involving the business of the Company as may reasonably be requested (including, if required, being deposed in third-party lawsuits relating to periods prior to the Effective Date). There is no minimum amount of time, however, for which you must make yourself available and it is expressly understood that you may pursue other personal or business interests during the Term (subject to the non-competition and other provisions hereof).

CUSIP NO. 31769Q-10-8                                         Page 8 of 12 Pages

                  3. Compensation. During the Term, in consideration of the above services and the non-solicitation/non-competition covenants below, the Company will pay you annual compensation of $450,000, payable in approximately equal installments in accordance with past practices and the Company's customary payroll procedures. In addition, you will remain eligible to receive a bonus for the six-month period ending December 31, 1996, it being understood, however, that the determination as to the making and, if made, the amount of any such award will be in the sole discretion of the Board of Directors of the Company. In addition, during the ten year period following the Effective Date, as specific additional compensation for your covenants in Paragraph 7 below, the Company will pay you $2,000 per month, either as reimbursement for your expenses upon submission of appropriate receipts and invoices or, to the extent such expenses are not incurred by you, as additional compensation.

                  4. Other Benefits. During the Term (unless you are earlier employed by another company offering similar benefits), you shall continue to be eligible to participate, at the Company's expense, in the life insurance, medical insurance and accident and disability insurance plans that the Company offers to its executive officers (subject to the requirements of such plans and applicable law). After the Term and continuing until your death (or, if you are still married to and predecease your current spouse, continuing until her death), the Company will use its reasonable best efforts to maintain your participation in its group medical insurance plan or, if the terms of the plan or of applicable law do not so allow, will procure and pay for such separate medical insurance coverage for you and your spouse as is obtainable at a cost not materially in excess of the cost to the Company at such time of your participation in its plan. It is understood that the coverage of any such medical insurance (group or separate) will terminate during any periods in which you otherwise obtain, or are employed by another company offering, medical insurance benefits and will be limited to the extent that Medicare/Medicaid (or similar programs) eventually provide you and your spouse with coverage. The Company will continue to provide you with your current office space through December 31, 1996.


                  5. Options. Prior to the Effective Date, FSAC will award you 150,000 stock options under FSAC's 1996 Stock Option Plan, with such options to vest in three equal installments on the first, second and third anniversaries of the Effective Date.

                  6. Stock. FSAC will use its reasonable best efforts during the first year of the Term to arrange for the private sale or sales, at mutually agreed prices, of up to 50% of the shares of its common stock currently owned by you (and up to 50% of any

CUSIP NO. 31769Q-10-8                                         Page 9 of 12 Pages

shares received by you during such time upon exchange or exercise of FSAC warrants currently owned by you).

                  7. Non-Solicitation/Non-Competition/Confidentiality Covenants.
In consideration of the compensation and other benefits and arrangements provided for herein, you agree that, without the prior written consent of FSAC's Chief Executive Officer, you will not, directly or indirectly, with or without pay, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, manager, investor, lender, advisor, owner, associate or in any other individual or representative capacity, (i) during the Term solicit, entice, encourage or otherwise attempt to procure or service by telephone or otherwise accounts from, or otherwise interfere with, disrupt or damage or attempt to interfere with, disrupt or damage the relationship of the Company or a subsidiary with, any customers or prospective customers (in each case determined as of the Effective Date) of the Company or a subsidiary thereof for a business that is engaged in or otherwise conducts or provides a business or service that is competitive in any manner (a "Competitive Business") with any of the businesses or services in which the Company is engaged (or known to you to be specifically contemplating being engaged) as of the Effective Date (the "Business"), (ii) during the Term either solicit, entice or encourage any employee (determined as of the Effective Date) of the Company or a subsidiary thereof to terminate such employee's employment or aid or assist in any fashion a Competitive Business in the hiring of such employee or (iii) during the two year period following the Effective Date engage or participate in, or aid or assist in any manner, any Competitive Business. Notwithstanding the termination of the Employment Agreement, you agree that Section 11(a) thereof (relating to confidentiality) shall survive.

                  8. Publicity; Non-Disparagement. The content of all press releases and other publicity concerning the agreement made hereby shall be mutually agreed among you, FSAC and the Company. Neither you, on the one hand, nor FSAC and the Company, on the other hand, shall make or publish, directly or indirectly, any statement which is (or might reasonably be construed to be) disparaging of the other.

                  9. No Other Claims. The obligations contained in this letter agreement constitute the entirety of FSAC's and the Company's obligations to you and, except for any breach by FSAC or the Company of their respective obligations hereunder, you agree that none of FSAC, the Company, their subsidiaries or the respective officers, directors, employees and shareholders thereof will have any liability to you with respect to the Employment Agreement, your employment with the Company or the

CUSIP NO. 31769Q-10-8                                        Page 10 of 12 Pages

termination of that employment.

                  10. Key Man Life Insurance and Share Purchase Obligations. Without limiting the generality of the foregoing Paragraph 9, and notwithstanding anything to the contrary contained elsewhere in this letter agreement, it is agreed that the letter agreement, dated May 18, 1995, between you and the Company with respect to key man life insurance and certain related matters is hereby terminated in its entirety (to be replaced solely by the obligations of this Paragraph 10). It is acknowledged that the premiums with respect to the policy referred to in such letter agreement (the "Policy") have been prepaid until February 1, 1997. The Company agrees to maintain the Policy in effect until such date, but will not be obligated to (although you hereby agree that the Company will be permitted to) continue the Policy in effect after such date. If you should die before February 1, 1997 (or such later date as the Company chooses to maintain the Policy), it is hereby agreed that FSAC or its designee will purchase at a price equal to 50% of the after-tax proceeds of the Policy actually received by the Company (the "Price"), and you hereby agree to sell to FSAC or its designee at the Price (which agreement shall be binding on your estate), all securities of FSAC beneficially owned by you (including FSAC securities previously transferred by you, and FSAC securities received in exchange for the Company's securities previously transferred by you, in each case to any of your spouse, descendants or trusts for any of the foregoing) at the time of your death (the "Shares"). Notwithstanding the immediately preceding sentence, if the Policy is extended by the Company beyond February 1, 1997 and the fair market value of the Shares at the time of the purchase contemplated hereby would exceed the Price, then FSAC shall be entitled to purchase, and you (and your estate) shall be obligated to sell, only that number of the Shares as is equal to the quotient obtained by dividing the Price by such fair market value. For purposes of the immediately preceding sentence, the fair market value of the Shares shall be determined by an investment banker jointly selected by FSAC and your legal representative or, if they cannot promptly agree on a banker, by an investment banker jointly selected by investment bankers respectively selected by each of FSAC and your legal representative. Notwithstanding anything in this Paragraph 10 to the contrary, if you so request of the Company in writing prior to the expiration or termination of the Policy, and it is permitted by the terms of the Policy and the underwriter thereof, the Company will fully cooperate with you in attempting to have the Policy (in its original, or any adjusted, amount of coverage) and all of its rights (including the right to designate a beneficiary) and obligations (including the obligation to pay premiums) assigned to you by, and assumed by you from, the Company. If such assignment and assumption is made, all rights

CUSIP NO. 31769Q-10-8                                        Page 11 of 12 Pages

and obligations under this Paragraph 10 with respect to the Shares shall thereupon automatically cease.

                  11. Remedies. In the event of a breach or threatened breach by you of any of the provisions of Paragraph 7 above, you agree that the Company shall be entitled, in addition to any other remedies, to injunctive relief in a court of appropriate jurisdiction to remedy such breach or threatened breach. You agree and acknowledge that the payment of compensation and other benefits under Paragraphs 3 and 4 above, and the vesting and exercisability of the options to be granted under Paragraph 5 above, are expressly conditioned on the continued performance of your covenants under Paragraph 7 above.

                  12. Validity. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provision hereof; provided, however, that if any one or more of the terms contained in Paragraph 7 above shall for any reason be held to be excessively broad with regard to time, duration, geographic scope or activity, that term shall not be deleted but shall be construed and/or reformed in a manner to enable it to be enforced to the maximum extent possible.

                  13. Attorneys' Fees. In the event that you, on the one hand, and FSAC and/or the Company, on the other hand, become involved in any action, suit or proceeding relating to an alleged breach of this letter agreement and a monetary judgment or injunctive relief in such action, suit or proceeding is rendered or entered against either party, such party shall be liable for and pay to the prevailing party on demand all costs and expenses (including reasonable attorneys' fees) incurred by such prevailing party in connection with such action, suit or proceeding, including any appeal therefrom.

                  14. Assignment. This letter agreement, and your rights and obligations hereunder, are personal to you and may not be assigned by you.

                  15. Binding Effect; Amendment; Governing Law. This letter agreement contains all material terms of the agreement among you, FSAC and the Company, and shall be fully effective and binding upon its execution by all parties hereto. This letter agreement may not be amended except by a writing signed by all parties hereto. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

CUSIP NO. 31769Q-10-8                                        Page 12 of 12 Pages


                  If this letter agreement correctly sets forth your understanding of our agreement, please so indicate by signing below, whereupon this letter agreement shall become effective.

                                               Very truly yours,

                                               FINANCIAL SERVICES ACQUISITION
                                               CORPORATION

                                               By: /s/ Gilbert Scharf
                                                   --------------------------
                                                   Gilbert Scharf, Chairman

                                               EURO BROKERS INVESTMENT
                                               CORPORATION

                                               By: /s/ Gilbert Scharf
                                                   --------------------------
                                                   Gilbert Scharf, Vice Chairman

Agreed:

    /s/ Donald R.A. Marshall
---------------------------------
Donald R.A. Marshall